United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                           Pursuant to Rule 13a-16 or
                                15d-16 under the
                           Securities Exchange Act of
                                      1934




                         For the month of January 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X                Form 40-F
                                 ---                        ---

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                        Yes                        No. X
                           ---                        ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
-----
1.         Summarised audited financial results for the quarter ended
           December 31, 2001.

2.         Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 22, 2002


                                                   ICICI Bank Limited


                                                   By: /s/ Bhashyam Seshan
                                                       -------------------------
                                                       Name: Bhashyam Seshan
                                                       Title: Company Secretary

                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
[ICICI Bank logo]                                           Mumbai 400 051



News Release                                                January 22, 2002


Performance Review: Nine months ended December 31, 2001

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the nine months ended December 31, 2001 (Apr-Dec 2001). The Board of Directors has approved an interim dividend of Rs. 2.00 per share, subject to the approval of Reserve Bank of India (RBI). The Board also approved the unaudited US GAAP financial statements of the Bank for Apr-Dec 2001. Consequent to the amalgamation of Bank of Madura Limited with ICICI Bank effective March 10, 2001, the financial statements for Apr-Dec 2001 reflect the operations of the merged entity.


Highlights

The highlights of ICICI Bank's performance during Apr-Dec 2001 compared to the nine months ended December 31, 2000 (Apr-Dec 2000) are:

o    Profit after tax as per Indian GAAP increased 82% to Rs. 201 crore;

o    Return on average net worth increased to 19.33% (annualised) from 12.25%;

o    Earnings per share increased to Rs. 12.19 (annualised) from Rs.7.50; and

o    Net income as per US GAAP increased 77% to Rs. 175 crore.


Results under Indian GAAP

The profit after tax increased 73% to Rs. 70 crore in the quarter ended December 31, 2001 (Q3-2002) from Rs. 41 crore in the quarter ended December 31, 2000 (Q3-2001). The profit after tax increased 82% to Rs. 201 crore in Apr-Dec 2001 from Rs. 111 crore in Apr-Dec 2000. Net interest income increased 61% to Rs. 449 crore from Rs. 279 crore. Operating expenditure increased 106% to Rs. 439 crore from Rs. 213 crore, primarily due to the expenses on refurbishment and automation of branches after the acquisition of Bank of Madura Limited.

                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
[ICICI Bank logo]                                           Mumbai 400 051
--------------------------------------------------------------------------------


Progress on Merger of ICICI Limited (NYSE: IC), ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank

The progress on the merger has been in line with the expected timeframe. The Scheme of Amalgamation ('the Scheme") has been filed with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad. An Extraordinary General Meeting of ICICI Bank shareholders has been convened on January 25, 2002, and of ICICI shareholders on January 30, 2002, to consider the Scheme. Discussions with RBI on the proposal for the merger and the merged entity's compliance with regulatory norms applicable to banks are in progress. Plans for integration of the operations of the four companies are also progressing satisfactorily. As provided in the Scheme, the Appointed Date for the merger shall be March 30, 2002, or the date from which RBI's approval becomes effective, whichever is later.


Business Review

Total deposits increased to Rs. 22,920 crore at December 31, 2001, from Rs. 17,515 crore at September 30, 2001 and Rs. 16,378 crore at March 31, 2001. Retail deposits continued to constitute 60% of total deposits at December 31, 2001 (61% at March 31, 2001), reflecting ICICI Bank's successful retail thrust and the benefits arising from the acquisition of Bank of Madura. Savings deposits registered a robust growth of 130% to Rs. 2,332 crore from Rs. 1,007 crore at December 31, 2000. The average cost of deposits in Apr-Dec 2001 was 7.28% as compared to 7.93% in Apr-Dec 2000.

ICICI Bank has substantially increased its investments in Government securities ("SLR portfolio"). At December 31, 2001, ICICI Bank's SLR portfolio was Rs. 12,732 crore, an increase of Rs. 7,278 crore from September 30, 2001.

The ratio of net non-performing assets (NPAs) to customer assets was 1.36% at December 31, 2001 compared to 1.44% at March 31, 2001. The provisioning cover against NPAs was 65% at December 31, 2001. The Bank also maintains a general provision of 0.50% on standard assets and a provision for operational risks at 0.50% of the paid-up capital. ICICI Bank's total capital adequacy ratio at December 31, 2001 was 14.06%, of which Tier I capital constituted 10.99%.

                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
[ICICI Bank logo]                                           Mumbai 400 051
--------------------------------------------------------------------------------


Multi-channel driven retail customer expansion

During Apr-Dec 2001, the Bank added about 1.5 million new customer accounts taking the total customer accounts to 4.7 million. To efficiently distribute its products and services, ICICI Bank has developed multiple access channels comprising brick and mortar branches, automated teller machines (ATM), call centers and Internet banking. Currently the Bank has a network of 357 branches and 44 extension counters. Its network of 731 ATMs is the largest for any bank in the country. The bank has over one million Internet banking accounts. Customers in 100 cities can now access account information over the telephone. These investments in channel infrastructure have enabled ICICI Bank to achieve rapid growth in its retail business.

ICICI Bank Is one of the largest incremental issuers of cards in India, with a credit card base of over 500,000 and a debit card base of over 430,000. ICICI Bank now has a total card base of over 2.5 million including ATM cards, credit cards, debit cards and smart cards. ICICI Bank has also commenced its acquiring business in three cities, and launched two co-branded credit card programmes.


Results under US GAAP

ICICI Bank's net income increased 77% to Rs. 176 crore in Apr-Dec 2001 from Rs. 99 crore in Apr-Dec 2000. Net interest income increased 63% to Rs. 454 crore in Apr-Dec 2001 from Rs. 279 crore in Apr-Dec 2000.

The summary of the audited accounts for Apr-Dec 2001 under Indian GAAP and the unaudited accounts under US GAAP are enclosed.


Payment of interim dividend

The Record Date for ascertaining the shareholders eligible to receive interim dividend, is proposed to be fixed for Thursday, February 28, 2002, subject to approval of the Vadodara Stock Exchange Limited, the regional stock exchange for the Bank. The interim dividend would be paid on receipt of the necessary approval of the Reserve Bank of India.


Appointment of a new Director

The Board of Directors of the Bank has appointed Mr. P. M. Sinha as an Additional Director on the Board, with immediate effect. Mr. Sinha is the Chairman of PepsiCo India Holdings Limited and the President of Pepsi Foods Limited. Mr. Sinha is an alumnus of the Massachusetts Institute of Technology's Sloan School of Management, and has previously worked with Hindustan Lever Limited. Mr. Sinha brings to the Board wide experience in marketing and international trade. The Board now comprises 11 Directors, of whom 3 are whole-time Directors.

                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
[ICICI Bank logo]                                           Mumbai 400 051
--------------------------------------------------------------------------------

For further queries on results, please contact:
Chanda O. Kochhar  - (91)-22-653 6816 or 653 7487
Nachiket Mor       - (91)-22-653 8900 or 653 8974
0. Venkatakrishnan - (91)-22-653 8516 or 653 8529

For investors' queries, contact:
Bhashyam Seshan - (91)-22-653 8420 or 653 7460 (bhashyams@icicibank.com)

Note: (a) Rs.= Indian Rupees               (b) 1 crore = 10 million
--------------------------------------------------------------------------------

Additional Information and Where to Find It

ICICI Bank and ICICI have made available Notice of the Shareholders' Meeting, a copy of the Scheme of Amalgamation and an Information Statement to their shareholders and American Depositary Receipt (ADR) holders. These documents contain important information about the merger. Shareholders and ADR holders are urged to read these documents carefully. Free copies of these documents may also be obtained from ICICI Bank and ICICI. ICICI Bank's and ICICI's flings with the Securities and Exchange Commission (SEC) are also available to the public from commercial document- retrieval services or from the SEC website at www.sec.gov.


Forward-Looking Statements

Except for the historical information contained herein statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions of variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


                                                   [ICICI Bank logo]
                                                AUDITED FINANCIAL RESULTS
                                       FOR THE NINE MONTHS ENDED DECEMBER 31 2001

                                                                                                     (Rupees in crores)
-----------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended          Three months ended
                                                   ------------------------   --------------------------    Year ended
Sr.                                                  Dec 31,       Dec 31,        Dec 31,       Dec 31,       Mar 31,
No.                     Particulars                   2001          2000           2001          2000           2001
-----------------------------------------------------------------------------------------------------------------------
 1. Interest earned (a)+(b)+(c)+(d)                   1474.59        873.00         541.59        302.10       1,242.13
    a) Interest/discount on advances/bills             580.19        404.50         195.33        154.65         570.91
    b) Income on investments                           796.29        379.58         313.70        127.87         555.73
    c) Interest on balances with Reserve Bank of
       India and other interbank funds                  81.70         86.30          25.58         18.43         108.67
    d) Others                                           16.41          2.62           6.98          1.15           6.82
-----------------------------------------------------------------------------------------------------------------------
2.  Other Income                                       398.17        120.40         175.88         55.05         220.01
    A) TOTAL INCOME (1)+(2)                           1872.76        993.40         717.47        357.15       1,462.14
-----------------------------------------------------------------------------------------------------------------------
3.  Interest Expended                                 1025.74        594.12         383.55        204.57         837.67
-----------------------------------------------------------------------------------------------------------------------
4.  Operating Expenses(e)+(f)                          439.00        212.61         161.53         86.32         334.30
    e) Payments to and provisions for employees        110.96         34.04          43.88         10.72          51.71
    f) Other operating expenses                        328.04        178.57         117.65         75.60         282.59
    B) TOTAL EXPENDITURE (3)+(4) (excluding
    provisions and contingencies)                     1464.74        806.73         545.08        290.89       1,171.97
-----------------------------------------------------------------------------------------------------------------------
    OPERATING PROFIT (A-B) (Profit before
5.  provisions end Contingencies)                      408.02        186.67         172.39         66.26         290.17
-----------------------------------------------------------------------------------------------------------------------
6.  Other provision and contingencies                  117.15         40.16          70.24          3.66          63.65
-----------------------------------------------------------------------------------------------------------------------
7.  Provision for taxes                                 89.46         35.81          32.13         22.10          65.42
-----------------------------------------------------------------------------------------------------------------------
8.  Net Profit (5-6-7)                                 201.42        110.70          70.02         40.50         161.10
-----------------------------------------------------------------------------------------------------------------------
9.  Paid-up equity share capital                       220.36        198.82         220.36        196.82         220.36
-----------------------------------------------------------------------------------------------------------------------
10. Reserves excluding revaluation reserves           1245.11       1063.39        1245.11       1063.39       1,092.26
-----------------------------------------------------------------------------------------------------------------------
11. Analytical Ratios
    (i) Percentage of shares held by
        Government of India
   (ii) Capital Adequacy Ratio                          14.06%        14.61%         14.06%        14.61%         11.57%
  (iii) Earnings per share for the relevant
        period (in Rs.) (basic and diluted)              9.14          5.62           3.18          2.06           8.13
-----------------------------------------------------------------------------------------------------------------------
12. Aggregate of Non-Promoter Shareholding
    o  No. of shares                             11,89,62,731   7,43,13,080   11,89,62,731   7,43,13,080   11,68,16,231
    o  Percentage of shareholding                       53.99         37.76          53.99         37.76          53.01
-----------------------------------------------------------------------------------------------------------------------

Notes
-----

1.   The results for nine months ended December 31, 2001 include the results of erstwhile Bank of Madura Limited on their merger with us effective March 10, 2001. The results are not therefore comparable with earlier periods.

2.   Provision for taxes has been arrived at as per Accounting Standard 22.

3.   Net non-performing assets to customer assets is 1.36% (Previous year 1.44%)

4.   The Board of Directors has recommended an interim dividend of Rs.2.00 per share (20%) for the year subject to the approval of Reserve Bank of India

-----------------------------------------------------------------------------------------------------------------------

                                                   [ICICI Bank logo]

                      Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodar - 390 007
      Corporate Office: ICICI Towers, 4th Floor, South Tower, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
                         Web site: http://www.icicibank.com  Electronic mail: info@icicibank.com

-----------------------------------------------------------------------------------------------------------------------

Reporting of Segment-Wise Revenue, Results & Capital Employed
                                                                                                     (Rupees in crores)
-----------------------------------------------------------------------------------------------------------------------
                                                                                  Nine months
                                                                                     ended                Quarter ended
                                       Particulars                                Dec 31, 2001            Dec 31, 3001
-----------------------------------------------------------------------------------------------------------------------
1.  Segmental Revenue
    a. Retail                                                                          1000.77                   362.00
    b. Corporate                                                                       1110.38                   375.35
    c. Treasury and Corporate Office                                                    426.01                   227.71
    TOTAL                                                                              2537.16                   965.06
    Less: Inter Segment Revenue                                                         664.40                   247.59
-----------------------------------------------------------------------------------------------------------------------
    Income from Operations                                                             1872.76                   717.47
-----------------------------------------------------------------------------------------------------------------------
2.  Segment Results (Profit/Loss) before tax)
    a. Retail                                                                            48.27                    34.56
    b. Corporate                                                                        142.50                    35.30
    c. Treasury and Corporate Office                                                    100.10                    32.29
-----------------------------------------------------------------------------------------------------------------------
    TOTAL PROFIT BEFORE TAX                                                             290.87                   102.15
-----------------------------------------------------------------------------------------------------------------------
3.  Capital Employed (i.e. Segment Aseets - Segment Liabilities) (excluding
    Inter-segmental funds lent and borrowed)
    a. Retail                                                                         (8652.64)                (8652.64)
    b. Corporate                                                                       5197.35                  5197.35
    c. Treasury and Corporate Office                                                   4820.65                  4820.65
-----------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                              1365.36                  1365.36
------------------------------------------------------------------------------------------------------------------------


Financial results under US GAAP accounting
                                                                                                     (Rupees in crores)
-----------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended             Quarter ended          Year ended
                                                   ------------------------    -------------------------     (audited)
                                                     Dec 31,       Dec 31,        Dec 31,       Dec 31,       Mar 31,
                        Particulars                   2001          2000           2001          2000           2001
-----------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                               175.02         99.00          61.55         38.32         130.84
Reconciliation between US GAAP and Accounting
 Standards followed in India
-----------------------------------------------------------------------------------------------------------------------
Profit under Indian GAAP                               201.42        110.70          70.02         40.50         161.10
-----------------------------------------------------------------------------------------------------------------------
Deferred taxation                                       11.00         19.75           1.68          1.35           44.21
Loan impairment                                         (4.78)       (10.57)         14.02         (3.94)        (39.53)
Mark to Market impact on investments                    (4.22)       (26.28)          4.77          2.00         (40.59)
ADR issue expenditure charged to P & L A/c               7.90          7.93           2.29          2.55          10.47
Premium Amortisation on investments                    (16.75)        (6.04)        (12.09)        (4.64)         (9.28)
Amortisation of fair valuation on acquisition           (9.15)            -         (12.02)            -              -
Others                                                 (10.40)         3.51          (7.12)         0.50           4.46
-----------------------------------------------------------------------------------------------------------------------
Profit under US GAAP                                   175.02         99.00          61.55         38.32         130.84
-----------------------------------------------------------------------------------------------------------------------

The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on
January, 22 2002.


  Place: Mumbai
  Date:  January 22, 2002


                                                                                    H. N. Sinor
                                                                               Managing Director &
                                                                             Chief Executive Officer
